SUPPLEMENT TO PROSPECTUS DATED MARCH 22, 1999

      The Selling Securityholder section beginning on page 7 is hereby amended to (i) reflect the proper name of Continental Capital Corp. The correct name is Continental Capital & Equity Corporation; and (ii) the exercise period of the 150,000 options held by Continental Capital & Equity Corporation has been extended to May 6, 1999.

                 The date of this Supplement is April 16, 1999